(11) Statement re: Computation of per share earnings.

                 Garden Bay International, Ltd.
              Weighted Average Shares Outstanding
                 June 30, 2001, June 30, 2000

                             June 30, 2001       June 30, 2000

Weighted Average Shares        5,187,000           5,187,000

Net Loss                          15,438               9,834

Net Loss Per Share                0.0028              0.0019